                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                            -----------------------

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 1998






                         Commission File Number 1-13953








                        W.R. GRACE & CO. HOURLY EMPLOYEES
                           SAVINGS AND INVESTMENT PLAN






                                W.R. Grace & Co.
                              1750 Clint Moore Road
                         Boca Raton, Florida 33487-2707

                        Financial Statements and Exhibits
                        ---------------------------------

     (a) Financial Statements. Filed as part of this Report on Form 11-K are the
         ---------------------
financial statements of the W.R. Grace & Co. Hourly Employees Savings and Investment Plan, as required by Form 11-K, together with the report thereon of PricewaterhouseCoopers LLP, independent certified public accountants, dated June 18, 1999.

     (b) Exhibits. The Consent of PricewaterhouseCoopers LLP is being filed as
         ---------
an exhibit to this Report.

W.R. GRACE & CO.
HOURLY EMPLOYEES
SAVINGS & INVESTMENT PLAN
DECEMBER 31, 1998 AND 1997

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
               --------------------------------------------------

To the Participants and Administrative Committee of the W.R. Grace & Co. Hourly Employees
Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits appearing on pages F-2 through F-5 of this report present fairly, in all material respects, the net assets available for plan benefits of the W.R. Grace & Co. Hourly Employees Savings and Investment Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan administrator and/or other plan fiduciaries (the "Plan Fiduciaries"); our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Fiduciaries, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP
June 18, 1999

W.R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION DECEMBER 31, 1998
--------------------------------------------------------------------------------


                                                                                    EMPLOYEE                   FIDELITY
                                            FIXED                                    STOCK       FIDELITY       GROWTH &
                                            INCOME       ADS            GRACE      OWNERSHIP     BALANCED       INCOME
                                            FUND         FUND        STOCK FUND       PLAN         FUND          FUND
                                         -----------  -----------   -----------   -----------   -----------   -----------
Assets
    Investments:
       Insurance company contracts,
         at contract value               $ 8,763,388   $     --     $      --     $      --     $      --     $      --
       Commercial paper, at cost             174,724        1,809        31,253        54,365          --            --
       W.R. Grace & Co. common stock
          (cost: $11,418,236)                   --           --       3,421,551     7,382,003          --            --
       FMC ADS
          (cost: $ 188,494)                     --        267,642          --            --            --            --
       Sealed Air preferred stock
        (cost: $555,109)                        --           --            --            --            --            --
       Sealed Air common stock
        (cost: $654,507)                        --           --            --            --            --            --
       Fidelity mutual funds
        (cost: $ 6,304,874)                     --           --            --            --       1,041,050     1,185,270
    Participant loans                           --           --            --            --            --            --
    Contributions receivable                 150,284         --          34,370        96,252        16,078        17,380
                                         -----------  -----------   -----------   -----------   -----------   -----------

Net assets available for plan benefits   $ 9,088,396   $  269,451   $ 3,487,174   $ 7,532,620   $ 1,057,128   $ 1,202,650
                                         -----------  -----------   -----------   -----------   -----------   -----------



                                          FIDELITY                  FIDELITY    SEALED AIR    SEALED AIR
                                          BLUE CHIP    FIDELITY      OTC        PREFERRED      COMMON     PARTICIPANT
                                         GROWTH FUND  CONTRAFUND     FUND       STOCK FUND    STOCK FUND     LOANS        TOTAL
                                         -----------  -----------  -----------  -----------  -----------  -----------  -----------
Assets
    Investments:
       Insurance company contracts,
         at contract value               $      --    $      --    $      --    $      --    $      --    $      --    $ 8,763,388
       Commercial paper, at cost                --           --           --           --         24,760         --        286,911
       W.R. Grace & Co. common stock
          (cost: $11,418,236)                   --           --           --           --           --           --     10,803,554
       FMC ADS
          (cost: $ 188,494)                     --           --           --           --           --           --        267,642
       Sealed Air preferred stock
        (cost: $555,109)                        --           --           --        725,579         --           --        725,579
       Sealed Air common stock
        (cost: $654,507)                        --           --           --           --        768,104         --        768,104
       Fidelity mutual funds
        (cost: $ 6,304,874)                3,264,602    2,175,937      683,464         --           --           --      8,350,323
    Participant loans                           --           --           --           --           --      1,396,234    1,396,234
    Contributions receivable                  38,596       32,125        9,044         --           --           --        394,129
                                         -----------  -----------  -----------  -----------  -----------  -----------  -----------

Net assets available for plan benefits   $ 3,303,198  $ 2,208,062  $   692,508  $   725,579  $   792,864  $ 1,396,234  $31,755,864
                                         -----------  -----------  -----------  -----------  -----------  -----------  -----------


                    The accompanying notes are an integral part of these financial statements.

W.R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION DECEMBER 31, 1997
--------------------------------------------------------------------------------


                                                                                     EMPLOYEE                     FIDELITY
                                            FIXED                                     STOCK       FIDELITY        GROWTH &
                                           INCOME          ADS         GRACE        OWNERSHIP     BALANCED        INCOME
                                            FUND           FUND      STOCK FUND       PLAN          FUND           FUND
                                         -----------   -----------   -----------   -----------   -----------   -----------
Assets
    Investments:
       Insurance company contracts,
         at contract value               $ 9,875,455   $      --     $      --     $      --     $      --     $      --
       Commercial paper, at cost             155,868        13,695        39,944        88,891          --            --
       W.R. Grace & Co. common stock
          (cost: $7,843,220)                    --            --       3,317,587    11,194,352          --            --
       FMC ADS
          (cost: $406,361)                      --         466,603          --            --            --            --
       Fidelity mutual funds
          (cost: $7,012,107)                    --            --            --            --       1,343,959     1,117,201
    Participant loans                           --            --            --            --            --            --
    Contributions receivable                  40,102          --           7,198        27,458         5,285         4,597
                                         -----------   -----------   -----------   -----------   -----------   -----------

Net assets available for plan benefits   $10,071,425   $   480,298   $ 3,364,729   $11,310,701   $ 1,349,244   $ 1,121,798
                                         -----------   -----------   -----------   -----------   -----------   -----------



                                           FIDELITY                   FIDELITY
                                          BLUE CHIP     FIDELITY        OTC        PARTICIPANT
                                         GROWTH FUND   CONTRAFUND       FUND          LOANS         TOTAL
                                         -----------   -----------   -----------   -----------   -----------
Assets
    Investments:
       Insurance company contracts,
         at contract value               $      --     $      --     $      --     $      --     $ 9,875,455
       Commercial paper, at cost                --            --            --            --         298,398
       W.R. Grace & Co. common stock
          (cost: $7,843,220)                    --            --            --            --      14,511,939
       FMC ADS
          (cost: $406,361)                      --            --            --            --         466,603
       Fidelity mutual funds
          (cost: $7,012,107)               3,146,748     1,932,051       564,005          --       8,103,964
    Participant loans                           --            --            --       1,560,750     1,560,750
    Contributions receivable                  12,327         9,251         2,465          --         108,683
                                         -----------   -----------   -----------   -----------   -----------

Net assets available for plan benefits   $ 3,159,075   $ 1,941,302   $   566,470   $ 1,560,750   $34,925,792
                                         -----------   -----------   -----------   -----------   -----------


                    The accompanying notes are an integral part of these financial statements.

W.R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                                      EMPLOYEE                   FIDELITY
                                             FIXED                                     STOCK         FIDELITY     GROWTH &
                                             INCOME         ADS         GRACE        OWNERSHIP       BALANCED     INCOME
                                              FUND          FUND       STOCK FUND       PLAN          PLAN         FUND
                                          ------------  ------------  ------------  ------------  ------------  ------------
Contributions:
     Participants                         $  1,818,590  $       --    $    417,879  $       --    $    193,569  $    210,356
     Transfers among funds                  (1,601,436)     (168,721)      271,981      (372,779)     (203,330)     (104,446)
     Company                                      --            --            --       1,162,933          --            --
                                          ------------  ------------  ------------  ------------  ------------  ------------
     Total                                     217,154      (168,721)      689,860       790,154        (9,761)      105,910
                                          ------------  ------------  ------------  ------------  ------------  ------------
Income/(loss) from
  investments:
     Interest                                  640,636          --           2,948         4,392         3,211         2,138
     Dividends                                    --            --            --            --         103,046        61,947
     Net realized gain (loss)                     --          17,490        70,669       213,422        48,749        51,918
     Change in unrealized
       appreciation                               --          21,649      (476,604)   (2,003,799)       61,935       154,935
                                          ------------  ------------  ------------  ------------  ------------  ------------
     Total                                     640,636        39,139      (402,987)   (1,785,985)      216,941       270,938
                                          ------------  ------------  ------------  ------------  ------------  ------------

Less:

     Transfers from plan                     1,243,711        63,907       123,263     2,035,595       407,158       186,095
     Participant withdrawals                   583,410        16,763        40,092       721,874        91,665       109,468
     Administrative expenses                    13,698           595         1,073        24,781           473           433
                                          ------------  ------------  ------------  ------------  ------------  ------------
Net increase/(decrease)                       (983,029)     (210,847)      122,445    (3,778,081)     (292,116)       80,852
                                          ------------  ------------  ------------  ------------  ------------  ------------

Net assets available for plan benefits:

Beginning of year                           10,071,425       480,298     3,364,729    11,310,701     1,349,244     1,121,798
                                          ------------  ------------  ------------  ------------  ------------  ------------
End of year                               $  9,088,396  $    269,451  $  3,487,174  $  7,532,620  $  1,057,128  $  1,202,650
                                          ------------  ------------  ------------  ------------  ------------  ------------


                                            FIDELITY
                                            BLUE CHIP                FIDELITY     SEALED AIR  SEALED AIR
                                             GROWTH     FIDELITY       OTC        PREFERRED    COMMON      PARTICIPANT
                                              FUND     CONTRAFUND      FUND       STOCK FUND  STOCK FUND      LOANS       TOTAL
                                         ------------ ------------ ------------ ------------ ------------ ------------ ------------
Contributions:

     Participants                        $    465,015 $    388,065 $    109,395 $       --   $       --   $       --   $  3,602,869
     Transfers among funds                   (453,625)    (343,150)    (103,674)   1,126,225    1,255,849      697,106         --
     Company                                     --           --           --           --           --           --      1,162,933
                                         ------------ ------------ ------------ ------------ ------------ ------------ ------------
     Total                                     11,390       44,915        5,721    1,126,225    1,255,849      697,106    4,765,802
                                         ------------ ------------ ------------ ------------ ------------ ------------ ------------
Income/(loss) from
  investments:

     Interest                                   3,350        2,694          514         --           --           --        659,883
     Dividends                                139,529      160,982       34,760        7,092         --           --        507,356
     Net realized gain (loss)                 190,072      102,576       51,186      (93,547)     (32,633)        --        619,902
     Change in unrealized
       appreciation                           608,223      296,156      127,856     (123,423)    (213,270)        --     (1,546,342)
                                         ------------ ------------ ------------ ------------ ------------ ------------ ------------
     Total                                    941,174      562,408      214,316     (209,878)    (245,903)        --        240,799
                                         ------------ ------------ ------------ ------------ ------------ ------------ ------------

Less:

     Transfers from plan                      562,352      193,344       60,511      171,948      201,180         --      5,249,064
     Participant withdrawals                  245,369      145,598       33,474       18,816       15,902      861,622    2,884,053
     Administrative expenses                      720        1,621           14            4         --           --         43,412
                                         ------------ ------------ ------------ ------------ ------------ ------------ ------------
Net increase/(decrease)                       144,123      266,760      126,038      725,579      792,864     (164,516   (3,169,928)
                                         ------------ ------------ ------------ ------------ ------------ ------------ ------------

Net assets available for plan benefits:

Beginning of year                           3,159,075    1,941,302      566,470         --           --      1,560,750   34,925,792
                                         ------------ ------------ ------------ ------------ ------------ ------------ ------------

End of year                              $  3,303,198 $  2,208,062 $    692,508 $    725,579 $    792,864 $  1,396,234 $ 31,755,864
                                         ------------ ------------ ------------ ------------ ------------ ------------ ------------

                    The accompanying notes are an integral part of these financial statements.

W.R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                                                                     EMPLOYEE
                                             FIXED                                                     STOCK           FIDELITY
                                            INCOME              ADS              GRACE               OWNERSHIP         BALANCED
                                             FUND              FUND            STOCK FUND              PLAN              FUND
                                        ----------------  ----------------  -----------------     ----------------  ----------------
Contributions:

     Participants                           $ 1,952,590         $       -          $ 350,977           $        -         $ 257,026
     Transfers among funds                     (149,555)         (299,976)          (101,478)            (439,627)          (39,897)
     Company                                          -                 -                  -            1,336,892                 -
                                        ----------------  ----------------  -----------------     ----------------  ----------------
     Total                                    1,803,035          (299,976)           249,499              897,265           217,129
                                        ----------------  ----------------  -----------------     ----------------  ----------------
Income/(loss) from
  investments:

     Interest                                   726,616                 -              2,339                5,666             2,856
     Dividends                                        -                 -                  -  (*)               -           163,272
     Net realized gain                                -           125,274            341,012              890,882            41,483
     Change in unrealized
       appreciation                                   -          (258,632)           794,746  (*)       3,290,701            41,722
                                        ----------------  ----------------  -----------------     ----------------  ----------------
     Total                                      726,616          (133,358)         1,138,097            4,187,249           249,333
                                        ----------------  ----------------  -----------------     ----------------  ----------------

Less:

     Participant withdrawals                  1,439,202            88,437            282,234            1,639,716           179,581
     Administrative expenses                     22,100             1,129                983               38,859             1,181
                                        ----------------  ----------------  -----------------     ----------------  ----------------
Net increase/(decrease)                       1,068,349          (522,900)         1,104,379            3,405,939           285,700
                                        ----------------  ----------------  -----------------     ----------------  ----------------

Net assets available for plan benefits:

Beginning of year                             9,003,076         1,003,198          2,260,350            7,904,762         1,063,544
                                        ----------------  ----------------  -----------------     ----------------  ----------------
End of year                                $ 10,071,425         $ 480,298        $ 3,364,729         $ 11,310,701       $ 1,349,244
                                        ----------------  ----------------  -----------------     ----------------  ----------------
                                            FIDELITY      FIDELITY
                                            GROWTH &      BLUE CHIP                  FIDELITY
                                             INCOME        GROWTH      FIDELITY        OTC          PARTICIPANT
                                              FUND          FUND      CONTRAFUND       FUND           LOANS         TOTAL
                                          -----------   -----------   -----------   -----------    -----------   -----------
Contributions:

     Participants                         $   224,686   $   599,715   $   451,261   $   120,471    $      --     $ 3,956,726
     Transfers among funds                    184,664        97,909        70,960       108,610        568,390          --
     Company                                     --            --            --            --             --       1,336,892
                                          -----------   -----------   -----------   -----------    -----------   -----------
     Total                                    409,350       697,624       522,221       229,081        568,390     5,293,618
                                          -----------   -----------   -----------   -----------    -----------   -----------
Income/(loss) from
  investments:

     Interest                                   1,554         3,575         2,154           525           --         745,285
     Dividends                                 54,937       159,251       184,745        41,434           --         603,639
     Net realized gain                         79,401       196,778       143,952        26,417           --       1,845,199
     Change in unrealized
       appreciation                           114,236       319,542        37,096       (15,818)          --       4,323,593
                                          -----------   -----------   -----------   -----------    -----------   -----------
     Total                                    250,128       679,146       367,947        52,558           --       7,517,716
                                          -----------   -----------   -----------   -----------    -----------   -----------
Less:

     Participant withdrawals                  250,534       655,315       451,299       137,894        346,491     5,470,703
     Administrative expenses                      718           964         2,007            35           --          67,976
                                          -----------   -----------   -----------   -----------    -----------   -----------
Net increase/(decrease)                       408,226       720,491       436,862       143,710        221,899     7,272,655
                                          -----------   -----------   -----------   -----------    -----------   -----------

Net assets available for plan benefits:

Beginning of year                             713,572     2,438,584     1,504,440       422,760      1,338,851    27,653,137
                                          -----------   -----------   -----------   -----------    -----------   -----------
End of year                               $ 1,121,798   $ 3,159,075   $ 1,941,302   $   566,470    $ 1,560,750   $34,925,792
                                          -----------   -----------   -----------   -----------    -----------   -----------

                    The accompanying notes are an integral part of these financial statements.

W.R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


NOTE 1 - DESCRIPTION OF THE PLAN:

The following description of the W.R. Grace & Co. Hourly Employees Savings and Investment Plan ("Plan") provides only general information. Participants should refer to the text of the Plan, the Summary Plan Description, and the Prospectus Supplement for the Plan for more complete information.

GENERAL

The Plan is a defined contribution plan originally adopted effective January 1, 1987, and has been amended from time to time. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

ELIGIBILITY AND VESTING

Within those units of W.R. Grace & Co., a Delaware corporation ("Grace"), and its subsidiaries (collectively, the "Company") designated as participating units in the Plan, any hourly employee in an eligible employment classification who has completed 12 months of employment (including 1,000 hours of service) is eligible to participate in the Plan, subject to certain exceptions and special provisions.

A participant's interest in the Plan is always fully vested.

PACKAGING TRANSACTION

On March 31, 1998, a predecessor of Grace ("Old Grace") completed a transaction ("Packaging Transaction") in which its flexible packaging business was combined with Sealed Air Corporation ("Sealed Air"). As a result of the Packaging Transaction, each shareholder of Old Grace common stock received, for each share of common stock (a) one share of common stock of the "New W.R. Grace & Co." ("New Grace"), (b) .536 shares of common stock of Sealed Air and (c) .475 shares of convertible preferred stock of Sealed Air. As a result of the Packaging Transaction, approximately $5.0 million was transferred to the successor trustee. The common stock of Old Grace was canceled as a result of the Packaging Transaction.

The Grace Stock Fund and the Grace Employee Stock Ownership Plan were previously invested in common stock of Old Grace; as noted above, such common stock was canceled in the Packaging Transaction and was therefore eliminated from the Plan as a result of the Packaging Transaction.

The New Grace common stock, Sealed Air common stock and Sealed Air preferred stock, received with respect to the shares of common stock of Old Grace held in the Employee Stock Ownership Plan, were credited to the Employee Stock Ownership Plan. All Sealed Air common stock and preferred stock credited to the Employee Stock Ownership Plan was sold within 90 days following the Packaging Transaction, and the proceeds were invested in New Grace common stock that was credited to the Employee Stock Ownership Plan.

The New Grace common stock, received with respect to the shares of common stock of Old Grace held in the Grace Stock Fund, was credited to the Grace Stock Fund. The Sealed Air common stock, received with respect to such shares of common stock, was credited to a Sealed Air Common Stock Fund. The Sealed Air preferred stock, received with respect to such shares of common stock, was credited to a Sealed Air Preferred Stock Fund.

W.R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


CONTRIBUTIONS TO THE PLAN

Plan participants may elect to contribute to the Plan from 2% to 16% of their compensation (which, for purposes of the Plan, consists of regular wages, incentive compensation, special bonus awards, shift differential and overtime pay).

Participant contributions may be made from before-tax and/or after-tax income, as provided under Sections 401(k) and 401(m) of the Internal Revenue Code of 1986, as amended (the "Code"), subject to an annual dollar limit on before-tax contributions of $10,000 and $9,500 for 1998 and 1997, respectively. Federal income tax law limited the annual compensation on which tax-qualified plan benefits may be based to $160,000 and $150,000 for 1998 and 1997, respectively.

A Company contribution equal to 50% of each participant's contribution is made to the Plan; however, no Company contribution is made with respect to a participant's contribution in excess of 6% of his compensation. Therefore, the maximum Company contribution is 3% of each participant's compensation, subject to the annual dollar limitations noted above.

INVESTMENT OPTIONS

Participants may elect to have their contributions invested in any one or more of the following funds in which the Plan participates:

         FIXED INCOME FUND
         -----------------

         The Fixed Income Fund is invested in fixed income securities or obligations, interest-bearing bank accounts or guaranteed income funds established or maintained by licensed insurance companies. Excess cash may be invested in short-term fixed income securities.

         GRACE STOCK FUND
         ----------------

         The Grace Stock Fund is invested in New Grace common stock. Pending investment, cash credited to this fund may be invested in short-term securities.

The Plan also offers the following five Fidelity Mutual Funds to Plan participants:

         FIDELITY BALANCED FUND is invested in both fixed income securities and
         ----------------------
         equity securities at all times.

         FIDELITY GROWTH & INCOME FUND is invested in equity securities at all
         -----------------------------
         times and may be invested in fixed income securities, depending upon market conditions.

         FIDELITY BLUE CHIP GROWTH FUND is invested in equity securities of
         ------------------------------
         companies with higher than average earnings growth.

         FIDELITY CONTRAFUND is invested in equity securities of companies
         -------------------
         generally out of favor with the market that are judged by the Fund's investment manager to be capable of above average growth in value.

W.R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


         FIDELITY OTC PORTFOLIO is invested in equity securities of smaller
         ----------------------
         companies traded in the over-the-counter market.

The Plan, as a result of the NMC Transaction in 1996, maintains the following fund:

         ADS FUND
         --------

         The ADS Fund holds the American Depository Shares of Fresenius Medical Care AG that were credited to the accounts of each participant who had a balance in the then-existing Grace Stock Fund immediately prior to the NMC Transaction in 1996. Participants were able to transfer balances out of the ADS Fund at any time, but were not permitted to deposit or transfer any funds into the ADS Fund. The ADS Fund was eliminated from the Plan during the first quarter of 1999; any balances remaining in such fund at that time were credited to the Fixed Income Fund.

The Plan, as a result of the Packaging Transaction maintains the following funds:

         SEALED AIR PREFERRED STOCK FUND
         -------------------------------

         The Sealed Air Preferred Stock Fund holds the Sealed Air preferred stock that was credited to the accounts of each participant who had a balance in the Grace Stock Fund immediately prior to the Packaging Transaction on March 31, 1998. Participants may transfer balances out of the Sealed Air Preferred Stock Fund at any time, but may not deposit or transfer any funds into the Sealed Air Preferred Stock Fund. The Sealed Air Preferred Stock Fund will be eliminated December 31, 2000, and any balances remaining in the Fund on that date will be credited to the Fixed Income Fund.

         SEALED AIR COMMON STOCK FUND
         ----------------------------

         The Sealed Air Common Stock Fund holds the Sealed Air common stock that was credited to the accounts of each participant who had a balance in the Grace Stock Fund immediately prior to the Packaging Transaction on March 31, 1998. Participants may transfer balances out of the Sealed Air Common Stock Fund at any time, but may not deposit or transfer any funds into the Sealed Air Common Stock Fund. The Sealed Air Common Stock Fund will be eliminated December 31, 2000, and any balances remaining in the Fund on that date will be credited to the Fixed Income Fund.

At December 31, 1998 and 1997, the number of participants in the various Funds (including former employees whose funds have not yet been distributed and who no longer contribute to the Plan) was as follows:

W.R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                 DECEMBER 31,
                                                 1998    1997
                                            --------- --------
Fixed Income Fund                                 702     978
ADS Fund                                          122     221
Grace Stock Fund                                  359     329
Employee Stock Ownership Plan                   1,082   1,385
Fidelity Balanced Fund                            191     280
Fidelity Growth & Income Fund                     247     261
Fidelity Blue Chip Growth Fund                    473     570
Fidelity Contrafund                               347     371
Fidelity OTC Fund                                 144     158
Sealed Air Preferred Stock Fund                   208      --
Sealed Air Common Stock Fund                      207      --



The Plan provides that a statement of each participant's account be sent to the participant at least once a year. Presently, such statements are sent at the end of each calendar quarter.

On any business day, participants may allocate their future contributions among the Funds and transfer the amounts related to their prior contributions in any of the Funds to other Funds (other than the ADS Fund, Sealed Air Preferred Stock Fund, and the Sealed Air Common Stock Fund). Transfers may be in whole dollar amounts or in multiples of 5% of the participant's account balance.

Company contributions are generally credited to the Employee Stock Ownership Plan ("ESOP"), which is invested in New Grace common stock. The ESOP is an Employee Stock Ownership Plan, within the meaning of the Code.

Eligible employees (generally, those age 50 and older) may elect to transfer all or a portion of their Company contributions once each year from the ESOP Fund to any of the other Funds except the Grace Stock Fund, the ADS Fund, the Sealed Air Preferred Stock Fund, and the Sealed Air Common Stock Fund. Such transfers may be in whole dollar amounts or multiples of 5% of the participant's account balance.

PARTICIPANT LOANS

Participants may borrow up to one-half of the value of their account balance up to $50,000. Loans may be for a term of one to five years for a general purpose loan and up to twenty years for a loan to purchase a principal residence. The interest rate for the loans is fixed for the term of the loan and the loans are repaid in periodic installments depending on the loan provisions. Participants can repay the outstanding loan balance in full at any time without penalty. Loans are considered to be in default and treated as a distribution for tax purposes if no payment is received for ninety days. If employment with the Company ends, any outstanding loan balance will be considered a distribution if not repaid within ninety days.

Interest paid on loans is credited to the individual funds from which the loan was taken and is shown as interest income within those funds.

W.R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accounts of the Plan are maintained on the accrual basis of accounting, which is acceptable under U.S. Department of Labor Regulations and is in accordance with generally accepted accounting principles ("GAAP").

Investments in publicly traded securities are valued at the last reported sales price on the last day of the year. Investments in the Fidelity Mutual Funds are valued at their respective market prices quoted at year-end, which represent the net asset value of the securities held in such Funds. Investments in commercial paper, U.S. Treasury bills and U.S. government securities mutual funds are valued at cost, which approximates market value. Investments in insurance company contracts are stated at contract value, which represents contributions made under the contract plus interest at the contract rate, less funds used for withdrawals. Participant loans are valued at cost, which approximates fair value.

The assets of the Plan are commingled in the Trust Fund of the W.R. Grace & Co. Profit Sharing and Savings and Investments Plans ("Trust Fund") with the assets of other tax-qualified profit sharing and savings and investment plans maintained by the Company. The Trust Fund is administered by The Fidelity Management Trust Company ("Trustee"). For each Fund, assets and investment returns are allocated to each plan pro rata, based upon each Plan's daily net asset balance in the Fund and the Trust Fund's daily total net asset balance attributable to the Fund.

The following tables present the fair values of investments and investment income for the Trust Fund:

W.R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


                                                        DECEMBER 31,
                                                   1998             1997
                                            --------------     --------------
INVESTMENTS AT FAIR VALUE:

    Guaranteed investment contracts         $  256,745,670     $  339,227,904
    Commercial paper                             6,220,838          7,576,304
    W.R. Grace & Co. Common Stock               99,867,486        229,580,586
    Fresenius Medical Care ADS                   3,314,806          6,337,059
    Fidelity mutual funds                      219,330,332        224,084,198
    Sealed Air Preferred Stock                   8,675,144                  -
    Sealed Air Common Stock                      9,087,593                  -
                                            --------------     --------------
                                            $  603,241,869     $  806,806,051
                                            --------------     --------------


                                                        DECEMBER 31,
                                                   1998             1997
                                            --------------     --------------
INVESTMENT INCOME:
    Interest                                $   20,229,833     $   25,789,788
    Dividends                                   13,201,585         15,748,378
    Net realized gain                           17,135,061         32,937,076
    Change in unrealized appreciation            2,854,450         80,093,404
                                            --------------     --------------
                                            $   53,420,929     $  154,568,646
                                            --------------     --------------


Income of each Fund is reinvested in that Fund, except that dividends paid on shares of Grace Common Stock held in the ESOP Fund are paid to participants within 90 days after the end of the calendar year in which the dividends are received. The ESOP Fund dividends are not treated as income to the Plan or as distributions to participants. The Trustee manages the Grace Stock Fund and the ESOP Fund by purchasing shares of Grace Common Stock and by selling shares to the extent necessary to obtain cash for disbursements and transfers from the Funds. Investment management of the Fixed Income Fund and investment oversight of the Fidelity Mutual Funds is the responsibility of the Investment and Benefits Committee appointed by the Grace Board of Directors, or as delegated by that Committee.

The Plan recognizes benefits when paid.

The Plan recognizes a gain or loss on Grace Common Stock distributed to participants in an amount equal to the difference between the market value at the distribution date and the average cost of the shares distributed. The cost of securities sold is determined on the basis of average cost, and a gain or loss is recorded equal to the difference between average cost and the proceeds from the sale.

W.R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

Amounts transferred to successor trustees are deducted from the Plan's net assets upon the divestiture of, or discontinuance of participation by, a participating business unit.

The preparation of financial statements in conformity with GAAP requires the Plan Fiduciaries to make estimates and assumptions that affect the reported amounts of assets and liabilities on the date of the financial statements. Actual amounts may differ from the estimates used.

NOTE 3 - GUARANTEED INVESTMENT CONTRACTS:

Investments in the Fixed Income Fund consist primarily of guaranteed investment contracts ("GICs") issued by various insurance companies. The Plan's GICs are stated at contract value, which may or may not equal fair value, in accordance with GAAP. Contract value includes principal invested, plus interest credited, less benefit payments and administrative expenses. Listed below are the Plan's investments in GICs:

W.R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                                VALUE AT DECEMBER 31,
                                                             1998              1997            MATURITY
ISSUER                                      RATE        -------------   --------------    ------------------
---------------------------------    --------------
Metropolitan Life Insurance Co.             6.88%         $       -       $   599,270          Jun-2002
                                            7.00%                 -         1,532,413          Dec-2000
                                            6.99%         1,646,108                 -          Jun-2002

Monumental Life Insurance Co.               6.92%         1,107,863         1,109,498          Dec-2001
                                            6.45%           577,843           369,099          Dec-2002

Prudential Life Insurance Co.               9.15%         1,081,128         2,565,579          Jun-2000

New York Life Insurance Co.                 5.96%           644,373           651,174          Dec-1999
                                            6.68%           587,356           589,547          Jun-2003
                                            5.89%           276,215                 -          Jun-2001

John Hancock Mutual Life Ins. Co.           6.06%           316,996           640,079     Jun-1998, Jun-2000
                                            7.04%           724,496           724,549          Jun-2001
                                            7.85%                 -           638,065          Feb-1998

Pacific Mutual Life Insurance Co.           6.92%           455,509           456,182          Jun-2002
                                            6.14%           573,353                 -     Dec-2001, Jun-2002,
                                                                                               Dec-2003


Transamerica Life Insurance Co.             6.18%           423,315                 -     Mar-2002, Sep-2002

Principal Life Insurance Co.                6.10%           348,833                 -          Sep-1999

                                                       -------------    --------------
TOTAL CONTRACTS                                        $  8,763,388      $  9,875,455
                                                       -------------    --------------



NOTE 4 - FEDERAL INCOME TAXES:

On July 13, 1995, the Internal Revenue Service issued a letter stating that the Plan, as then in effect, was in compliance with the applicable requirements of the Code. The Plan has been amended since the issuance of this determination letter. However, the Plan Fiduciaries believe that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, the Plan Fiduciaries believe the Plan continues to be qualified, and the related Trust continues to be tax exempt.

W.R. GRACE & CO.
HOURLY EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


NOTE 5 - PLAN TERMINATION:

Grace anticipates that the Plan will continue indefinitely, but reserves the right to amend or discontinue the Plan at any time. A participating business unit may terminate its participation in the Plan with the approval of Grace's Board of Directors.

                                   SIGNATURES
                                   ----------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                               W.R. GRACE & CO.
                                               HOURLY EMPLOYEES
                                               SAVINGS AND INVESTMENT PLAN

                                               By: /s/ P. C. DONAYRI
                                                  -----------------------------
                                                       P. C. Donayri
                                                       Chairman, Administrative
                                                       Committee

Date: June 28, 1999